Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-286487

DEPOSITARY SHARES EACH REPRESENTING A 1/400TH INTEREST IN A SHARE

OF 7.750% FIXED RATE RESET NON-CUMULATIVE PERPETUAL

PREFERRED STOCK, SERIES B

Pricing Term Sheet

This pricing term sheet supplements the information set forth under “Description of the Series B Preferred Stock” in the preliminary prospectus supplement, dated May 29, 2025 (the “Preliminary Prospectus Supplement”), to the prospectus, dated April 11, 2025.

Issuer:	UMB Financial Corporation

Security:	Depositary shares (the “Depositary Shares”) each representing a 1/400th interest in a share of 7.750% Fixed Rate Reset Non-Cumulative Perpetual Preferred Stock, Series B (the “Preferred Stock”)

Expected Security Ratings (Moody’s):*	Baa3 (Negative)

Size:	$300,000,000 / 12,000,000 Depositary Shares

Liquidation Preference:	$25 per Depositary Share (equivalent to $10,000 per share of Preferred Stock)

Term:	Perpetual

First Reset Date:	July 15, 2030

Reset Date:	The First Reset Date and each date falling on the fifth anniversary of the preceding reset date

Reset Period:	The period from, and including, the First Reset Date to, but excluding, the next following Reset Date and thereafter each period from, and including, each Reset Date to, but excluding, the next following Reset Date

Reset Dividend Determination Date	In respect of any Reset Period, the day falling three business days prior to the beginning of such Reset Period

Dividend Rate (Non-Cumulative):	When, as, and if declared, at a rate per annum equal to (i) 7.750% from the Settlement Date to, but excluding, July 15, 2030; and (ii) for each Reset Period from, and including, July 15, 2030, the “five-year treasury rate” (as defined in the Preliminary Prospectus Supplement) as of the most recent Reset Dividend Determination Date plus 3.743%

Dividend Payment Dates:	When, as and if declared, quarterly in arrears on January 15, April 15, July 15 and October 15 of each year, commencing on October 15, 2025

Day Count:	30/360

Trade Date:	May 29, 2025

Settlement Date:	June 12, 2025 (T+10)**

Optional Redemption:	The Issuer may redeem the Preferred Stock, at its option, subject to regulatory approval (if then required), at a price equal to $10,000 per share (equivalent to $25 per Depositary Share), plus any declared and unpaid dividends (without regard to any undeclared dividends) to but excluding the redemption date, (i) in whole or in part, from time to time, on any dividend payment date on or after the First Reset Date or (ii) in whole but not in part, at any time following a regulatory capital treatment event (as defined in the Preliminary Prospectus Supplement)

Listing:	Application will be made to list the Depositary Shares on the Nasdaq Global Select Market (“Nasdaq”) under the symbol UMBFO. If approved for listing, trading of the Depositary Shares on Nasdaq is expected to commence within the 30-day period after the original issuance date of the Depositary Shares

Public Offering Price:	$25 per Depositary Share

Underwriting Discounts and Commissions:	$4,396,000, reflecting 10,640,000 Depositary Shares sold to institutional investors, for which the underwriters received an underwriting discount of $0.3125 per Depositary Share, and 1,360,000 Depositary Shares sold to retail investors, for which the underwriters received an underwriting discount of $0.7875 per Depositary Share

Net Proceeds to Issuer (after underwriting discounts and commissions, before offering expenses):	$295,604,000

Joint Book-Running Managers:	RBC Capital Markets, LLC J.P. Morgan Securities LLC

Co-Managers:	Piper Sandler & Co. Wells Fargo Securities, LLC

CUSIP/ISIN for the Depositary Shares:	902788405 / US9027884058

*

An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the Depositary Shares should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

**

It is expected that delivery of the Depositary Shares will be made in book-entry form only through the facilities of The Depository Trust Company for the accounts of its participants, including Clearstream Banking, S.A., and Euroclear Bank SA/NV, against payment in New York, New York on or about the tenth business day following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades of securities in the secondary market generally are required to settle in one business day, referred to as T+1, unless the parties to a trade agree otherwise. Accordingly, purchasers who wish to trade the Depositary Shares on the date of the prospectus supplement will be required, by virtue of the fact that the Depositary Shares will settle in ten business days, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Such purchasers should consult their own advisors in this regard.

The Depositary Shares are not deposits or obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other government agency or instrumentality.

The Issuer has filed a registration statement (including a prospectus, as supplemented by the Preliminary Prospectus Supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read each of these documents and the other documents the Issuer has filed with the SEC and incorporated by reference in such documents for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may obtain a copy of these documents from RBC Capital Markets, LLC, Brookfield Place, 200 Vesey Street, 8th Floor, New York, NY 10281, Attn: Debt Capital Markets, toll-free: 1-866-375-6829, email: rbcnyfixedincomeprospectus@rbccm.com and J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by email at prospectus-eq_fi@jpmchase.com and postsalemanualrequests@broadridge.com.

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